CLEARSIGN COMBUSTION CORPORATION
A Washington corporation
(the "Company")

Compensation Committee Charter
As Adopted December 21, 2011

Purpose and Scope

The Compensation Committee is created by the Board of Directors of the Company (the "Board") to discharge the responsibilities set forth in this Charter.  The Compensation Committee shall have the authority and membership and shall operate according to the procedures provided in this Charter.

Membership

The Compensation Committee shall be comprised of three or more members of the Board, each of whom has been determined by the Board to meet the independence requirements under the listing standards of The Nasdaq Stock Market, Inc.  The members and the Chairman of the Compensation Committee shall be appointed by the Board and shall serve at the pleasure of the Board until their successors shall be duly elected and qualified or until their earlier resignation or removal by the Board.

Responsibilities

Unless otherwise determined by the Board, all actions of the Compensation Committee must be ratified by the Board within three (3) months of the Compensation Committee's action.  In addition to any other responsibilities which may be assigned from time to time by the Board, or that are required by applicable laws, rules and regulations, the Compensation Committee is responsible for the following matters.

Compensation Policies

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The Compensation Committee shall review and approve the Company's compensation and benefits policies generally (subject, if applicable, to shareholder ratification), including reviewing and approving any incentive-compensation and equity-based plans of the Company that are subject to Board approval.  In reviewing such compensation and benefits policies, the Compensation Committee may consider the recruitment, development, promotion, retention and compensation of executive officers and other employees of the Company and any other factors that it deems appropriate.  The Compensation Committee shall report the results of such review and any action it takes with respect to the Company's compensation and benefits policies to the Board.

Executive and Director Compensation

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The Compensation Committee shall review annually and approve for each of the Company's executive officers his or her (i) annual base salary level, (ii) annual incentive compensation, (iii) long-term incentive compensation, (iv) employment, severance and change-in-control agreements, if any, and (v) any other compensation, ongoing perquisites or special benefit items.  In so reviewing and approving executive officer compensation, the Compensation Committee shall, among other things:

•	identify corporate goals and objectives relevant to executive officer compensation;
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evaluate each executive officer's performance in light of such goals and objectives and set each executive officer's compensation based on such evaluation and such other factors as the Compensation Committee deems appropriate and in the best interests of the Company (including the cost to the Company of such compensation); and

•
determine any long-term incentive component of each executive officer's compensation based on awards given to such executive officer in past years, the Company's performance, shareholder return and the value of similar incentive awards relative to such targets at comparable companies and such other factors as the Compensation Committee deems appropriate and in the best interests of the Company (including the cost to the Company of such compensation).

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The Compensation Committee shall annually review and make recommendations to the Board with respect to the compensation of non-employee directors, including any incentive plan compensation.  In so reviewing and approving director compensation, the Compensation Committee shall, among other things:

•	identify corporate goals and objectives relevant to director compensation;
•
evaluate the performance of the Board in light of such goals and objectives and set director compensation based on such evaluation and such other factors as the Compensation Committee deems appropriate and in the best interests of the Company (including the cost to the Company of such compensation);

•
determine any long-term incentive component of director compensation based on the awards given to directors in past years, the Company's performance, shareholder return and the value of similar incentive awards relative to such targets at comparable companies and such other factors as the Compensation Committee deems appropriate and in the best interests of the Company (including the cost to the Company of such compensation); and

•
evaluate the possibility that directors' independence may be compromised or impaired for Board or committee purposes if director compensation exceeds customary levels, if the Company makes substantial charitable contributions to an organization with which a director is affiliated, or if the Company enters into consulting contracts with (or provides other indirect forms of compensation to) a director (which consulting contracts or other indirect forms of compensations are expressly prohibited for Audit Committee members).

Disclosure

If the Company ceases to be a smaller reporting company within the meaning of Rule 12b-2 under the Securities Exchange Act of 1934, as amended, the Compensation Committee shall review and discuss the Company's Compensation Discussion and Analysis (CD&A) with management and provide a recommendation to the Company's Board regarding the inclusion of the CD&A within the Company's proxy statement.

Reporting to the Board

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The Compensation Committee shall report to the full Board with respect to its meetings and shall periodically report to the Board with respect to significant results of activities.  This report shall include a review of any recommendations or issues that arise with respect to Company compensation and benefits policies, executive officer compensation, management succession planning and any other matters that the Compensation Committee deems appropriate or is requested to be included by the Board;

•	At least annually, the Compensation Committee shall evaluate its own performance and report to the Board on such evaluation; and

•	The Compensation Committee shall periodically review and assess the adequacy of this Charter and recommend any proposed changes to the Board.

Meetings

The Compensation Committee shall meet as often as may be deemed necessary or appropriate, in the judgment of the Chairman, either in person or telephonically, and at such times and places as the Compensation Committee may determine.  The majority of the members of the Compensation Committee shall constitute a quorum.  The Compensation Committee may act without a meeting by securing the unanimous written consent of the members of the Compensation Committee.  Officers of the Company may attend Compensation Committee meetings at the invitation of the Compensation Committee.  The CEO may not be present during voting or deliberations related to his or her compensation.

Minutes of all meetings, including telephone meetings, and copies of all consents in lieu of meeting shall be maintained and furnished to members of Committee, the Board and the Secretary of the Company.  In addition, all materials relating to Committee meetings shall be circulated to all members of the Board in advance of Board meetings.

Resources

The Compensation Committee shall have the authority to retain and terminate such outside counsel, experts and other advisors as it determines appropriate to assist in the full performance of its functions, including the authority to approve the fees of such outside advisors.

Authority

The Compensation Committee may delegate its authority to subcommittees or the Chairman of the Compensation Committee when it deems it appropriate and in the best interests of the Company.

Disclosure of Charter

This Charter will be made available on the Company's website.